UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1”), on September 13, 2011.

The Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.2800 shares of ACI common stock, par value $0.005 per share, or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated August 30, 2011, filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Schedule TO”), and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows.

The “Reasons for the Recommendation of S1’s Board” section of Item 4 is amended by adding the following text:

“Despite the Company’s determination to terminate the Fundtech Merger Agreement, S1’s Board of Directors has not changed its recommendation with respect to the conditional Exchange Offer. The S1 Board of Directors firmly believes that the Exchange Offer is NOT in the best interests of S1 or its stockholders and recommends that S1 stockholders NOT tender their shares of S1 Common Stock pursuant to the Exchange Offer.”

The “Background of the Offer” section of Item 4 is amended by adding the following language:

“On September 15, 2011, the Company announced that Fundtech had delivered to the Company a notice of its intent to change its recommendation with respect to the pending merger with the Company, to terminate the Fundtech Merger Agreement and to enter into a written definitive agreement with entities formed by GTCR Fund X/A LP and its affiliated entities. The Company’s board of directors determined not to revise the Company’s proposal to acquire Fundtech and instead to terminate the Fundtech Merger Agreement. The Company announced on September 16, 2011 that it had terminated the Fundtech Merger Agreement and received an $11.9 million termination fee from Fundtech. The Company also announced that its Special Meeting of Stockholders scheduled for October 13, 2011 was canceled.”

Item 9.	Exhibits.

Item 9 is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(4)	Press Release issued by the Company on September 15, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 15, 2011).
(a)(5)	Press Release issued by the Company on September 16, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 16, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: September 16, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(4)	Press Release issued by the Company on September 15, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 15, 2011).
(a)(5)	Press Release issued by the Company on September 16, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 16, 2011).